Filing - Filing Date:	Schedule 13D/A-3 – July 16, 2013
Reporting Persons:	Alex Meruelo Living Trust, Meruelo Investment Partners LLC, and Alex Meruelo
Issuer - Securities:	Digital Generation, Inc. - Common Stock

Exhibit 99.5

Meruelo Investment Partners LLC

9550 Firestone Blvd

Suite 105

Downey, CA 90241

July 8, 2013

VIA EMAIL

Mr. Peter Markham

Board of Directors

Digital Generation, Inc

750 West John Carpenter Freeway

Suite 700

Irving, TX 75039

RE: Meruelo Request for Waiver of DGCL Section 203

Dear Peter:

While I believe we have made significant progress in our discussion over the past several weeks, I understand that the Board of Directors (the “Board”) of Digital Generation (“DGIT” or the “Company”) refuses to accept our request for approval to allow Alex Meruelo and Meruelo Investment Partners (together “Meruelo”) to acquire up to a 25% ownership interest in the Company. As described below, we think this is simply shortsighted, unfair and not good for the Company and its shareholders.

Before getting into the reasons why we think the Board should accept our request, it might be useful to note the progress we have made in our recent talks. We understand from our discussions with you that the Board is amenable to (i) appointing a new and independent Chair, (ii) negotiating termination of the current Executive Chairman’s employment with the Company (although he may remain a director), (iii) expanding the Board by one, (iv) nominating two Meruelo designees with relevant industry expertise at the next annual meeting, and (v) amending the bylaws to eliminate board classification. As you know this is a significant compromise by Meruelo from our initial desire to call a special meeting to nominate a new slate of directors.

Our major remaining controversy is the Board’s refusal to accommodate our request to approve, pursuant to Section 203 of the General Corporation Law of the State of Delaware (“Section 203’), an increase in our investment in the Company. This refusal to offer us a level playing field is simply inexplicable to us. We are asking only to preserve the rights available to every other stockholder in the Company. However, I understand that the Board, with the advice of its counsel, is of the view that the Section 203 limitations do not affect our flexibility to act as such an investor. This is not true.

Quite to the contrary, Section 203 would unfairly discriminate against us in our efforts to further stockholder and Company interests. For instance, the Section 203 limitations could prevent us from taking steps to protect our investment if difficult times arose for the Company. They may stop us (or at the very least delay us) from helping to “backstop” a rights offering for all stockholders, loaning funds on an arms-length basis, purchasing non-core assets on an arms-length basis or otherwise acting to enter into arm-length transactions helpful to the Company (even with the unanimous consent of the independent members of the Board).

The Section 203 limitations also inhibit our ability to help stockholders achieve a fully fair price in major transactions. For instance, in the event of a third party hostile tender for the Company our hands would be tied. We would be unable to effectively compete with that offer because any “back-end” merger would still require the onerous vote of unaffiliated holders (who could include the hostile bidder itself). Even if we received 90% of the outstanding shares in a competing tender, a mere 4% of the shares (which could include the hostile bidder) could prevent a merger. This uncertainty inhibits our ability to fund and complete a deal otherwise available to everyone on earth but us.

Exhibit 99.5	Page 1 of 2 Pages

Filing - Filing Date:	Schedule 13D/A-3 – July 16, 2013
Reporting Persons:	Alex Meruelo Living Trust, Meruelo Investment Partners LLC, and Alex Meruelo
Issuer - Securities:	Digital Generation, Inc. - Common Stock

Similarly, we would be unable to effectively set a floor price if the Company undertook a process to explore strategic alternatives. Only our proposal would be subject to the higher (and unpredictable) stockholder vote required by Section 203, and only our proposal would be denied the benefit of break-up fees or other similar protections intended to elicit the higher prices available.

This is both short-sighted and unfair, particularly when we are offering to enter into a support and standstill arrangement with the Company whereby we would agree to the following:

•	To vote our shares in support of the Company’s nominees at the next annual meeting (end of 2013);
•	To refrain for a one year period from selling any shares below a certain threshold in order to support the stock; and
•	To refrain from initiating or joining any proxy contests or groups or acquiring more than a 25% ownership interest in the Company, other than with the consent of the independent members of the board or as a result of our consummation of a competing offer.

Indeed, we strongly believe that approving our purchase of a limited number of additional shares under Section 203 as we have proposed is in the best interest of the Company and its stockholders. The Company has much to gain and nothing to lose. Meruelo merely gains the right to acquire only 10% more than it currently holds. This is no detriment to the Company. A 25% interest does not provide Meruelo with any significant increase in control or influence and the Section 203 limitations still apply to Meruelo purchases above 25%.

We continue to believe that the Company’s stock is undervalued. Meruelo has already increased is position to more than 14%. This has unequivocally helped stabilize the share price. It has signaled to the market that a significant stockholder believes in the Company and its future. This is good for all stockholders. We think the Board should welcome further support for the Company’s stock price by a stockholder who has already demonstrated a willingness to work continuously with the Board.

Given the current situation with the Company, there is no reasonable business justification to hold Meruelo below 15%. By entering into a support agreement with us, as we have proposed, the Company obtains more power over our purchases and actions than it currently has, yet still retains the Section 203 limitations above 25%. This is a good deal for the Company and its stockholders.

The restrictions imposed by Section 203 on our investment activities, as noted in the examples above, are not exhaustive. The point is simply that it prevents you and us from acting reasonably together in the future to protect the best interests of the Company and its stockholders. We strongly urge independent directors of the board to carefully consider this request and take into full account the benefits to be received by the Company.

Please note that this letter is not a binding agreement and we reserve all of our rights. I hope this letter helps you and the Board in your consideration of our request. Please do not hesitate to give me a call with any questions and/or comments. As per our last conversation, we look forward to a prompt response from the Board on our request.

Best regards,

Xavier A. Gutierrez

President and Chief Investment Officer

Meruelo Investment Partners LLC

Exhibit 99.5	Page 2 of 2 Pages